# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: V2X, Inc., CIK 0001601548
CUSIP: 92242T101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001653782
Persons authorized to receive notices and communications: Joel M. Rotroff, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 627-2360

## Reporting persons
- American Industrial Partners Capital Fund VI, L.P. (CIK 0001653782): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Based on 31,310,209 shares of Common Stock outstanding as of April 3, 2026, as disclosed in the Issuer's prospectus supplement filed on May 11, 2026 pursuant to Rule 424(b)(5) under the Securities Act.
- AIPCF VI Vertex Aerospace Funding LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Based on 31,310,209 shares of Common Stock outstanding as of April 3, 2026, as disclosed in the Issuer's prospectus supplement filed on May 11, 2026 pursuant to Rule 424(b)(5) under the Securities Act.
- Vertex Aerospace Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Based on 31,310,209 shares of Common Stock outstanding as of April 3, 2026, as disclosed in the Issuer's prospectus supplement filed on May 11, 2026 pursuant to Rule 424(b)(5) under the Securities Act.
- AIPCF VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 375,420; sole dispositive power 0; shared dispositive power 375,420; aggregate amount beneficially owned 375,420 (1.2% of the class)
  Comment: Row 8, 10 and 11. Includes 375,420 shares owned directly by Lightship Capital LLC ("Lightship"). As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC ("AIP GP" and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the "Reporting Persons").
  
  Row 13. Based on 31,310,209 shares of Common Stock outstanding as of April 3, 2026, as disclosed in the Issuer's prospectus supplement filed on May 11, 2026 pursuant to Rule 424(b)(5) under the Securities Act.
- Lightship Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 375,420; sole dispositive power 0; shared dispositive power 375,420; aggregate amount beneficially owned 375,420 (1.2% of the class)
  Comment: Row 13. Based on 31,310,209 shares of Common Stock outstanding as of April 3, 2026, as disclosed in the Issuer's prospectus supplement filed on May 11, 2026 pursuant to Rule 424(b)(5) under the Securities Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: V2X, Inc.
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Comment:
Explanatory Note

This Amendment No. 11 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 11") amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on July 15, 2022, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on September 15, 2022, Amendment No. 2 thereto filed by the Reporting Persons with the SEC on September 10, 2024, Amendment No. 3 thereto filed by the Reporting Persons with the SEC on September 16, 2024, Amendment No. 4 thereto filed by the Reporting Persons with the SEC on November 18, 2024, Amendment No. 5 thereto filed by the Reporting Persons with the SEC on May 21, 2025, Amendment No. 6 thereto filed by the Reporting Persons with the SEC on August 13, 2025, Amendment No. 7 thereto filed by the Reporting Persons with the SEC on September 15, 2025, Amendment No. 8 thereto filed by the Reporting Persons with the SEC on November 17, 2025, Amendment No. 9 thereto filed by the Reporting Persons with the SEC on December 15, 2025, and Amendment No. 10 thereto filed by the Reporting Persons with the SEC on March 16, 2026 (collectively, the "Original Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

In connection with a registered secondary public offering (the "May 2026 Secondary Offering") of Common Stock of the Issuer, Vertex Holdco entered into an underwriting agreement date May 7, 2026 (the "May 2026 Underwriting Agreement") with the Issuer and Morgan Stanley & Co. LLC ("Morgan Stanley"). Pursuant to the May 2026 Underwriting Agreement, Vertex Holdco agreed to sell to Morgan Stanley, and Morgan Stanley agreed to purchase from Vertex Holdco, subject to and upon the terms and conditions set forth therein, 2,004,569 shares of Common Stock at a price of $73.91 per share. The sale of the 2,004,569 shares in the May 2026 Secondary Offering closed on May 11, 2026. The 2,004,569 shares of Common Stock sold by Vertex Holdco in the May 2026 Secondary Offering represented all of the shares of Common Stock of the Issuer owned by Vertex Holdco.

The foregoing description of the May 2026 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the May 2026 Underwriting Agreement, which is filed as Exhibit 99.10 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Amendment No. 11 are incorporated herein by reference. The Reporting Persons may be deemed to beneficially own an aggregate of 375,420 shares of Common Stock. This amount consists of 375,420 shares of Common Stock held directly by Lightship. In its capacity as the general partner of each of AIP Fund VI and Credit Opportunity Fund, AIP GP may be deemed to indirectly beneficially own all 375,420 shares of Common Stock reported herein. The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 31,310,209 shares of Common Stock issued and outstanding as of April 3, 2026, as disclosed in the Issuer's prospectus supplement filed with the SEC on May 11, 2026 pursuant to Rule 424(b)(5) under the Securities Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except for the sale of 2,004,569 shares of Common Stock in the May 2026 Secondary Offering pursuant to the May 2026 Underwriting Agreement, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On May 11, 2026 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

The description of the May 2026 Underwriting Agreement included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following after Exhibit No. 99.11:

99.12 Underwriting Agreement, dated May 7, 2026, by and among the Issuer, Morgan Stanley & Co. LLC and Vertex Holdco, as the selling shareholder (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 11, 2026).

## Signatures
- American Industrial Partners Capital Fund VI, L.P.: By: AIPCF VI, LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (05/12/2026)
- AIPCF VI Vertex Aerospace Funding LP: By: AIP Vertex GP LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (05/12/2026)
- Vertex Aerospace Holdco LLC: /s/ Joel M. Rotroff, Joel M. Rotroff, President (05/12/2026)
- AIPCF VI, LLC: /s/ Stan Edme, Stan Edme, Managing Member and VP (05/12/2026)
- Lightship Capital LLC: /s/ Stan Edme, Stan Edme, VP (05/12/2026)